2303 W 41st Ave Vancouver, BC V6M 2A3 ELN: TSX.V ELNOF: OTCBB FRANKFURT: E7Q

EL NIÑO VENTURES TO COMMENCE AIRBORNE GEOPHYSICS, FOLLOWED BY INITIAL DRILL PROGRAM IN THE DEMOCRATIC REPUBLIC OF CONGO (DRC)

August 2, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has entered into an agreement with Aeroquest International Limited, to fly airborne geophysics over its properties in the Democratic Republic of Congo (DRC). This program will commence in early August.

Jean Luc Roy, President of El Niño states, “I looking forward to working with a proven and reliable company such as Aeroquest on our DRC project. This survey will be used to confirm our known mineralized copper zones identified earlier using remote sensing. We are also ramping up our field teams to ensure that we can commence our first drill program scheduled for September and October 2007. When we set out on this project, our corporate objective was to fast track our exploration efforts in the DRC; El Nino Ventures is on schedule to achieve this objective.”

Aeroquest is a mining and energy services company, providing commercial airborne geophysical surveys for use in mineral and oil and gas exploration.

The AeroTEM System is an innovative airborne electromagnetic and magnetic platform designed for mineral exploration to depths of 400 meters and more. Introduced in 1999, AeroTEM has flown tens of thousands of line-kilometers, and has been credited with a number of discoveries.

About El Niño Ventures

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño has recently acquired over 350 square kilometers in a world renowned copper belt in the Democratic Republic of Congo and is currently in the midst of a 25,000 meter drill program in the Bathurst Mining Camp.

On August 1, 2007 El Niño Ventures Inc. moved from Tier II to Tier I.

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.